UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lion Biotechnologies, Inc.

(Name of Issuer)

Common Stock, $0.000041666 par value per share

(Title of Class of Securities)

53619R102

(CUSIP Number)

Wayne P. Rothbaum

Quogue Capital LLC

50 West 57th Street

15th Floor

New York, New York 10019

(212) 554-4475

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53619R102

1.	Names of Reporting Persons Quogue Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,778,947

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,778,947

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,778,947

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) OO (Other)

CUSIP No. 53619R102

1.	Names of Reporting Persons Wayne P. Rothbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,778,947

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,778,947

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,778,947

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.000041666 per share, (the “Common Stock”) of Lion Biotechnologies, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 112 W. 34th Street, 17th Floor, New York, New York 10120.

Item 2.	Identity and Background

(a) This statement is being filed jointly on behalf of the following persons (the “Filing Persons”):  Quogue Capital LLC, a Delaware limited liability company (“Quogue”) and Wayne P. Rothbaum (“Mr. Rothbaum”).  Mr. Rothbaum is the managing member of Quogue, and in his capacity as such, may be deemed to exercise shared voting and investment power over the shares held by Quogue.  The Filing Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of any pecuniary interest therein.

(b) The address of the principal business and office of each of the Filing Persons is 50 West 57th Street, 15th Floor, New York, New York 10019.

(c) The principal business of each of the Filing Persons is to invest in securities.

(d) During the five years prior to the date hereof, neither of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years prior to the date hereof, neither of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Quogue Capital LLC is a Delaware limited liability company and Wayne P. Rothbaum is a United States citizen of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

On June 2, 2016, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with Quogue and other institutional and accredited investors under which the investors agreed to purchase an aggregate of $100 million of the Issuer’s securities consisting of 9,684,000 shares of Common Stock and 11,368,633 shares of newly-created series B preferred stock, par value $0.001 per share (the “Series B Preferred Stock”), each at a purchase price of $4.75 per share (the “June 2016 Financing”). The closing of the June 2016 Financing took place on June 7, 2016.  Quogue purchased 1,646,280 shares of the Common Stock and 1,932,667 shares of Series B Preferred Stock in the June 2016 Financing for an aggregate purchase price of $17,000,000.

The shares of Series B Preferred Stock have a stated value of $4.75 per share and, following receipt of stockholder approval of the conversion feature, will be convertible into shares of Common Stock at an initial conversion price of $4.75 per share. The Issuer intends to solicit stockholder approval of the conversion feature of the Series B Preferred Stock at a meeting of stockholders to be held shortly after the closing of the June 2016 Financing.

The Series B Preferred Stock is entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of the Issuer’s series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”) or other securities. So long as the Series B Preferred Stock remains outstanding, the Issuer may not redeem, purchase or otherwise acquire any material amount of Series A Preferred Stock or other securities.

Upon approval by the Issuer’s stockholders of the conversion feature of the Series B Preferred Stock, the shares of Series B Preferred Stock may, at the option of the Filing Persons, be converted at any time or from time to time into shares of Common Stock at the conversion price in effect at the time of conversion, except that, no holder of Series B Preferred Stock may convert the Series B Preferred Stock if, after giving effect to the conversion, the holder and all affiliated persons would own beneficially more than 4.99% of the Common Stock (subject to adjustment up to 9.99% solely at the holder’s discretion upon 61 days’ prior notice to the Issuer); provided, that such conversion limitations are not applicable to holders that are required to report, or exempt from reporting, his, her or its holdings and transactions relating to the securities of the Issuer pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.  Therefore, the conversion limitations of the Series B Preferred Stock are not applicable to the Filing Persons. The initial conversion price of $4.75 is subject to appropriate adjustment in the event of a stock split, stock dividend, combination or other recapitalization affecting the Common Stock.

If the Issuer’s stockholders approve of the conversion feature, holders of a majority of the outstanding shares of Series B Preferred Stock will be entitled to elect to convert all of the outstanding shares of the Series B Preferred Stock into shares of Common Stock, subject to the beneficial ownership limitations described above. Pursuant to the NASDAQ Global Market rules, holders of Series B Preferred Stock will not be entitled to cast votes as to the approval of the conversion feature with respect to any shares of Common Stock purchased under the Purchase Agreement. If the Issuer’s stockholders do not approve the conversion feature of the Series B Preferred Stock, the shares of Series B Preferred Stock will not become convertible, and will remain outstanding in accordance with the terms of the Certificate of Designation of Rights, Preferences and Privileges of Series B Preferred Stock of Lion Biotechnologies, Inc. filed by the Issuer with the Secretary of State of the State of Nevada on June 6, 2016 (the “Certificate of Designation”).

Except as otherwise required by law, the holders of Series B Preferred Stock have no right to vote on matters submitted to a vote of the Issuer’s stockholders. Without the prior written consent of a majority of the outstanding shares of Series B Preferred Stock, however, the Issuer may not: (i) amend its articles of incorporation (including the Certificate of Designation) in a manner adverse to the Series B Preferred Stock; (ii) create or authorize the creation of any other security convertible into or exercisable for any equity security ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, the Series B Preferred Stock, or increase the authorized number of shares of Series B Preferred Stock; or (iii) enter into any agreement with respect to any of the foregoing.

In the event of the dissolution and winding up of the Issuer, the proceeds available for distribution to the Issuer’s stockholders will be distributable pari passu among the holders of the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock, pro rata based upon the number of shares held by each such holder, as if the outstanding shares of Series A Preferred Stock and Series B Preferred Stock were convertible, and were converted, into shares of Common Stock.

The foregoing description of the rights, preferences and privileges of the Series B Preferred Stock does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Prior to the June 2016 Financing, Quogue held 2,200,000 shares of Common Stock and warrants to purchase 2,000,000 shares of Common Stock (the “Warrants”), which were purchased from the Issuer in a series of transactions between 2013 and 2015.  The Warrants are subject to certain limitations on exercise described below.  The Warrants are exercisable in whole or in part, at an exercise price per share of $2.50.  The exercise price and number of shares of Common Stock issuable under the Warrants are subject to adjustments for stock dividends, splits, combinations and similar events. The Warrants may be exercised at any time prior to November 5, 2018 upon the election of the Filing Persons;  provided, that the Filings Persons may at any given time exercise only up to that number of Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the Filing Persons, is not more than 4.99% of the Common Stock then outstanding (subject to adjustment up to 9.99% solely at the Filing Persons’ discretion upon 60 days’ prior notice).

The foregoing description of the Warrants does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the form of Warrant which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

The working capital of the Filing Persons was the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4.	Purpose of Transaction

The Filing Persons acquired the securities described above for investment purposes. Depending on market conditions other factors, the Filing Persons may dispose of such shares of the Issuer. The Filing Persons expect to consider and evaluate on an ongoing basis all their options with respect to dispositions of their investment in the Issuer.

The Filing Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.  The Filing Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Filing Persons’ general investment policies and other factors, the Filing Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions).  There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

Except as set forth in Item 6 below, none of the Filing Persons has any plans that would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                                 As more fully described in Item 3 above, each of the Filing Persons is the beneficial owner of 5,778,947 shares of the Issuer’s Common Stock, consisting of 3,846,280 shares of Common Stock and 1,932,667 shares of Series B Preferred Stock, which are convertible into shares of Common Stock within 60 days of the date of this filing, representing 9.6% of the Issuer’s shares of Common Stock outstanding. The percentage calculations are based upon 58,351,478 shares of Common Stock outstanding as of June 7, 2016 based on information provided by the Issuer.

(b)                                 By virtue of his status as managing member of Quogue, Mr. Rothbaum may be deemed to share voting and dispositive power with respect to the 5,778,947 shares of the Issuer’s Common Stock beneficially owned by Quogue.  Mr. Rothbaum disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Mr. Rothbaum is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein.

(c)                                  During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)                                 No person, other than Mr. Rothbaum, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Quogue.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement

The Purchase Agreement includes certain provisions requiring that: (i) the number of directors constituting the full board of directors of the Issuer will be increased from five to seven directors; (ii) Quogue be entitled to designate two directors to serve on the Issuer’s board of directors on behalf of the investors and (iii) Mr. Rothbaum be appointed to serve on the Issuer’s board of directors and serve as the Interim Chairman.  The size of the Issuer’s board of directors was expanded to seven directors on June 1, 2016 and Mr. Rothbaum was appointed to the Issuer’s board of directors on June 7, 2016.  The Issuer has also agreed to appoint Dr. Iain Dukes to the Issuer’s board of directors effective as of a specified future date when he will be available to serve as a director, and that, until the earlier of (i) the date Quogue beneficially owns less than 5% of the Common Stock, and (ii) June 30, 2017, which is referred to as the “effective period,” the Issuer will take no other action to (x) change the size of the board, (y) amend, in any respect, the Issuer’s articles of incorporation or bylaws, or (z) enter into any agreement to do any of the foregoing, in each case, without the prior written consent of Quogue. During the effective period, the Issuer has also agreed that either Mr. Rothbaum or Dr. Dukes will be appointed to each of the Issuer’s Compensation Committee, Audit Committee and Nominating and Governance Committee of the Issuer’s board of directors.

Registration Rights Agreement

On June 2, 2016, in connection with the Purchase Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors pursuant to which the Issuer has agreed to file with the Securities and Exchange Commission, or the SEC, within 30 days of the closing of the June 2016 Financing, a registration statement covering the resale by the investors of the shares of Common Stock purchased by them. The Issuer has also agreed in the Registration Rights Agreement to file with the SEC within 30 days of any stockholders meeting approving the conversion feature of the Series B Preferred Stock, a registration statement covering the resale of the shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock. The Issuer has also agreed to use best efforts to have the respective registration statements declared effective as soon as practicable upon filing, but in any event within 90 days after filing.

The Registration Rights Agreement provides, among other things, that in the event (i) the Issuer does not file either registration statement within the prescribed time period, (ii) the SEC does not declare effective either registration statement within the prescribed time period or (iii) either registration statement ceases to be effective under certain circumstances, the Issuer will pay to the holders on the occurrence of each such event and for each 30-day period thereafter until the applicable event is cured, an amount in cash equal to 1% of the aggregate amount invested (or outstanding, as specified in greater detail in the Registration Rights Agreement) by the holders under the Purchase Agreement for each 30-day period (prorated for any period of less than 30 days) during which such registration statement was not effective.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to describe all of the terms and provisions thereof and are qualified in their entirety by reference to the form of Purchase Agreement and the form of Registration Rights Agreement which are filed as Exhibits 4 and 5, respectively, to this Schedule 13D and are incorporated herein by reference..

Other than as described in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2

Certificate of Designation of Rights, Preferences and Privileges of Series B Preferred Stock of Lion Biotechnologies, Inc., filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 3, 2016.

Exhibit 3

Form of Warrant issued to the Investors under the Securities Purchase Agreement, dated November 5, 2013, by and among Lion Biotechnologies, Inc. and such Investors, filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 31, 2013.

Exhibit 4

Form of Securities Purchase Agreement, dated June 2, 2016, among Lion Biotechnologies, Inc. and the Investors thereunder, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 3, 2016.

Exhibit 5

Form of Registration Rights Agreement, dated June 2, 2016, by and among Lion Biotechnologies, Inc. and the Investors thereunder, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 3, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2016	Quogue Capital LLC

	By:	/s/ Wayne P. Rothbaum
	Name:	Wayne P. Rothbaum
	Title:	Managing Member

Dated: June 13, 2016

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Dated: June 13, 2016	Quogue Capital LLC

	By:	/s/ Wayne P. Rothbaum
	Name:	Wayne P. Rothbaum
	Title:	Managing Member

Dated: June 13, 2016

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum